UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-42393

Aduro Clean Technologies Inc.

(Translation of registrant's name into English)

542 Newbold Street, London, Ontario N6E 2S5, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [X]  Form 40-F  [  ]

SUBMITTED HEREWITH

EXHIBIT

99.1	Interim Condensed Consolidated Financial Statements for the three and six months ended November 30, 2024

99.2	Management's Discussion and Analysis for the three and six months ended November 30, 2024 and 2023

99.3	Form 52-109F2 Certification of Interim Filings Non-Venture Full Certificate – CEO

99.4	Form 52-109F2 Certification of Interim Filings Non-Venture Full Certificate – CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aduro Clean Technologies Inc.

/s/ Mena Beshay_________________________________
Mena Beshay, Chief Financial Officer

Date:  January 14, 2024